Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated April 10, 2020

to

Prospectus dated April 19, 2019

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 19, 2019 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 41 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of May 1, 2020;

•	to disclose the calculation of our March 31, 2020 net asset value (“NAV”) per share for all share classes; and

•	to provide a portfolio update.

May 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2020 (and repurchases as of April 30, 2020) is as follows:

Transaction Price (per share)
Class S	$25.1473
Class T	$24.9590
Class D	$24.9768
Class M	$25.0396
Class I	$24.4677
Class F*	$24.8073
Class Y*	$24.5100

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The May 1, 2020 transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2020. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since March 31, 2020 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

March 31, 2020 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for March 31, 2020.

The following table provides a breakdown of the major components of our total NAV as of March 31, 2020 (dollar amounts in thousands):

Components of NAV	March 31, 2020
Loans receivable	$614,223
Mortgage-backed securities, at fair value	14,780
Cash and cash equivalents	35,106
Restricted cash	21,550
Other assets	2,247
Collateralized loan obligation, net of deferred financing costs	(322,385)
Repurchase agreements payable, net of deferred financing costs	(103,990)
Credit facility payable	(6,000)
Accrued stockholder servicing fees(1)	(102)
Other liabilities	(9,462)

Net asset value	$245,967

Number of outstanding shares	9,862,607

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of March 31, 2020, we accrued under GAAP $11,789 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of March 31, 2020 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$95,410	$29,660	$12,041	$41,022	$42,273	$22,102	$3,459	$245,967
Number of outstanding shares	3,794,037	1,188,342	482,083	1,638,288	1,727,710	891,031	141,116	9,862,607

NAV per Share as of March 31, 2020	$25.1473	$24.9590	$24.9768	$25.0396	$24.4677	$24.8073	$24.5100

Portfolio Update

As of March 31, 2020, the Company had not recorded any impairments in its loan portfolio, which represented approximately 97% of the Company’s gross assets as of such date. The change in the Company’s NAV per share during March 2020 was driven primarily by unrealized depreciation in the Company’s commercial mortgage-backed securities, or CMBS, resulting from the impact of COVID-19 on the financial markets. The Company’s CMBS, all of which are investment grade and held on an unlevered basis, represented approximately 3% of the Company’s gross assets as of March 31, 2020.